Earthstone Energy, Inc.

1400 Woodloch Forest Drive, Suite 300

The Woodlands, Texas 77380

Telephone: (281) 298-4246

September 1, 2017

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall

Assistant Director

Office of Natural Resources

Division of Corporate Finance

Re:Earthstone Energy, Inc.

Form 10-K for the Fiscal Year ended December 31, 2016

Filed March 15, 2017

Form 10-K/A for the Fiscal Year ended December 31, 2016

Filed July 31, 2017

Response dated July 31, 2017

File No. 001-35049

Dear Assistant Director Schwall:

Set forth below are responses of Earthstone Energy, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 18, 2017, with respect to the filings referenced above. For your convenience, the text of the Staff’s comments are set forth below in bold followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2016

Properties, page 28

Proved Undeveloped Reserves, page 29

Comment 1.

We note from your response to prior comment 5 that you believe additional disclosure relating to the investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves would not be beneficial to a reader due to the low conversion rate of such reserves and lack of material expenditures incurred during the year ended December 31, 2016.

However, disclosure under Item 1203(c) of Regulation S-K should inform readers regarding progress, or lack thereof, and any factors that impacted progress in converting proved undeveloped reserves to developed status. For example, this would appear to encompass various factors mentioned in your response, such as the low commodity price environment, your acquisition of Lynden Energy Corp., and the transaction with Bold Energy III LLC, and your consideration of these matters in deciding to change or delay your development plans.

As the $4.5 million of conversion costs incurred during 2016 appears to represent 6.4% and 16.8% of the total estimated future capital expenditures needed to develop your proved undeveloped reserves as of December 31, 2015 and 2016, based on the information presented in Exhibit 99.1 to your filings, you should also address the disparity between the percentages of costs incurred and reserves converted.

Response: We have amended our Annual Report on Form 10-K for the Year Ended December 31, 2016 to disclose the following:

In early 2016 due primarily to depressed prices of oil and natural gas, we placed a lower emphasis on the conversion during the year of our proved undeveloped reserves (“PUDs”) into proved developed producing reserves. In our plan to convert these reserves over a five-year period, we estimated that $3.1 million of capital expenditure would be incurred in 2016, and the bulk of capital expenditures would occur over the following four years. Our actual 2016 capital expenditures for conversion of proved undeveloped reserves were $3.2 million, in line with our estimates. We also had estimated that these capital expenditures would result in 258 mboe of proved developed producing reserves. Our actual estimated conversions were 169 mboe.  The difference was due primarily to one less location being drilled than we had estimated and lower initial reserve estimates for wells in certain units where all wells in the units had not been developed. This resulted in lower reserve estimates until the remaining wells in the units are drilled.

As of December 31, 2016, our estimated proved undeveloped reserves were significantly lower than as of December 31, 2015, due to lower oil and gas prices used in making our 2016 estimates. We intend to convert our proved undeveloped reserves into proved developed producing reserves in accordance with our estimates as of the date of our reserve reports.

Please note that we had originally indicated to the staff in our letter of July 31, 2017, that our capital expenditures regarding PUDs in 2016 were $4.5 million, but upon a closer review, we determined that one expenditure should not have been included and thus such expenditures totaled $3.2 million.

Comment 2.

We note your response to prior comment 6, indicating that you believe all of the proved undeveloped reserves as of December 31, 2016 will be developed within five years of being added to the proved undeveloped reserve inventory; also explaining that since you did not acquire any such reserves until December 2014, the oldest proved undeveloped reserves as of December 31, 2016 were two years old.

However, the five year development timeframe is a criteria that is relevant to the definition of proved undeveloped reserves, whether acquired or added by establishing the geological and economic criteria for interests already owned. We note that you disclosed proved undeveloped reserves prior to December 2014, in your annual reports for the fiscal year ended March 31, 2012, and subsequently.

Please submit a schedule showing the net reserve quantities and the corresponding number of gross drilling locations, stratified by year of initial disclosure, relating to the 2,690 MBoe of proved undeveloped reserves that you disclose as of December 31, 2016. Also specify the dates, as of December 31, 2016, on which these volumes were scheduled to be converted to proved developed reserves and advise us of any subsequent changes. Please also refer to the answer to Question 131.03 in our Compliance and Disclosure Interpretations (C&DIs) and tell us the specific circumstances that you believe justify a period longer than five years from the initial disclosure date to develop these reserves.

Response: We have no material amounts of PUDs remaining undeveloped for five years or more after initial disclosure as proved undeveloped reserves.

The referenced 10-K discloses that Oak Valley merged into Earthstone in December 2014.  Earthstone’s fiscal year end 2013 reserve report, prepared as of March 31, 2014, was the last report prior to the 2014 merger.  This report indicated 106 Bakken PUD locations.  Since January 1, 2015, the Company has participated in 89 Bakken/Three Forks Wells, 76 of which are producers and 13 of which that are in Proved Developed Non-Producing (waiting on completion).  During 2015, when oil and gas prices were consistently low, the Company declined to participate in an additional 19 wells. This totaled 108 wells since January 1, 2014. At year end 2016 we had 15 Bakken PUDs that constituted 21 mboe of our 2,690 mboe.

We intend to develop our PUDs within five years of initial disclosure.  We have supplementally submitted to the staff a schedule highlighting the net reserve quantity and the corresponding gross number of locations by year of initial disclosure for the PUDs at December 31, 2016.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Obligations and Commitments, page 50

Comment 3.

The response to prior comment 7 indicates that the non-cancelable fixed costs to reserve pipeline capacity for gathering and processing were “captured entirely within the proved developed producing cash flows” as of December 31, 2016.

If such costs are incurred in order to deliver your production to market and are therefore necessary to the future production and development of the underlying reserves, please explain your rationale for excluding all of the costs from the cash flows estimated for proved developed non-producing, shut-in and undeveloped reserves, for periods coincident with the term of the transportation agreement.

Furthermore, if you have not included these contractual costs as part of the costs of operations in your estimates of future cash flows, please tell us how you confirmed the economic producility of your proved developed non-producing, shut-in and undeveloped reserves. Refer to the definitions of economic producibility and proved reserves under Rule 4-10(a)(10) and (a)(22) of Regulation S-X.

Response:   The fixed cost contract was fully allocated to the proved reserves and was reflected in cash flows regarding the reserves.  The fixed cost fee was assigned to two different producing Eagle Ford Units.  The contract is for firm transportation and is a fixed amount regardless of the number of wells or volumes produced.  Since additional wells added to this contract will not change the fixed fee charged per month for the life of the contract, all such fees were assigned to the producing units.  If additional wells/units are added to this contract then the fees will be spread amongst non additional producing units but the fixed total amount will remain the same.  Given the type of contract, the Company has captured all the fees in proved reserves.

Form 10-K/A for the Fiscal Year Ended December 31, 2016

Exhibit 99.1

Comment 4.

We note that your response to prior comment 11, regarding the exclusion of costs associated with the settlement of asset retirement obligations, appears to focus on the level of materiality of such costs. Please ensure that net costs to abandon your proved properties are nevertheless reflected in your standardized measure of future net cash flows in future filings to adhere to these disclosure requirements.

Response: We will include net abandonment costs in the standardized measure disclosure in the future.

As specifically requested by the Commission, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at 281-298-4246. You may also contact Earthstone’s counsel, Reid A. Godbolt, Esq., at (303) 573-1600.

Very truly yours,

/s/Frank A. Lodzinski

Frank A. Lodzinski

President and Chief Executive Officer

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